FMI Provident Trust Strategy Fund FMIRX

Quarter-End Positions
06/30/2010
Unaudited

CUSIP	SYMBOL	SECURITY DESCRIPTION	SHARES HELD	PRICE	MARKET VALUE	PERCENTAGE OF TOTAL NET ASSETS
G1151C101	ACN	Accenture PLC	149,660	38.6500	5,784,359	5.46
177376100	CTXS	Citrix Systems, Inc.	103,760	42.2300	4,381,785	4.13
192446102	CTSH	Cognizant Technology Solutions Corp.	178,100	50.0600	8,915,686	8.41
251893103	DV	DeVry, Inc.	111,740	52.4900	5,865,233	5.53
302182100	ESRX	Express Scripts, Inc.	157,660	47.0200	7,413,173	6.99
311900104	FAST	Fastenal Co.	21,370	50.1900	1,072,560	1.01
354613101	BEN	Franklin Resources, Inc.	52,720	86.1900	4,543,937	4.29
422347104	HTLD	Heartland Express, Inc.	99,880	14.5200	1,450,258	1.37
428236103	HPQ	Hewlett-Packard Co.	110,500	43.2800	4,782,440	4.51
456788108	INFY	Infosys Technologies Ltd. SP-ADR	119,730	59.9100	7,173,024	6.77
469814107	JEC	Jacobs Engineering Group Inc.	80,000	36.4400	2,915,200	2.75
500255104	KSS	Kohl's Corp.	124,730	47.5000	5,924,675	5.59
68389X105	ORCL	Oracle Corp	228,950	21.4600	4,913,267	4.64
693475105	PNC	PNC Financial Services Group, Inc.	88,180	56.5000	4,982,170	4.70
872540109	TJX	The TJX Companies, Inc.	124,600	41.9500	5,226,970	4.93
92826C839	V	Visa Inc.	68,850	70.7500	4,871,138	4.60
191216AL4		The Coca-Cola Co. Corporate Bond, 3.625%, due 3/15/14	745,000	106.8420	795,973	0.75
20825CAS3		ConocoPhillips Corporate Bond, 4.75%, due 2/01/14	2,140,000	109.9761	2,353,489	2.22
3133XUC92		Federal Home Loan Banks, 0.55%, due 7-20-10	5,000,000	100.0182	5,000,908	4.72
428236AV5		Hewlett-Packard Co. Corporate Bond, 4.75%, due 6/02/14	100,000	110.7986	110,799	0.10
46625HHN3		JP Morgan Chase & Co. Corporate Bond, 4.65%, due 6/01/14	1,400,000	106.6276	1,492,786	1.41
46625HHP8		JP Morgan Chase & Co. Corporate Bond, 3.70%, due 1/20/15	3,800,000	102.2845	3,886,811	3.67
		Cash or Cash Equivalent	9,500,000		9,498,522	11.45

The Fund's portfolio holdings are as of the date indicated and are subject to change without notice.  The listing of holdings does not consitute a recommendation of any individual security.  This listing is for informational purposes only and may not be identical to the official books and records of the Fund.  Security names may not represent the official legal corporate name.  Please refer to the Fund's most recent Annual Report for an audited portfolio holdings list.